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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15b-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of November 2002


                             CRESUD S.A.C.I.F. AND A
             (Exact name of Registrant as specified in its charter)


                              REPUBLIC OF ARGENTINA
                 (Jurisdiction of incorporation or organization)


                   AV. DEL LIBERTADOR 498, 16TH FLOOR, (1001)
                             BUENOS AIRES, ARGENTINA
                    (Address of principal executive offices)

                           Form 20-F [X] Form 40-F [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

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                             CRESUD S.A.C.I.F. AND A
                                 (THE "COMPANY")

                               REPORT ON FORM 6-K

     Attached is a copy of the following letters filed with the Bolsa de Comercio de Buenos Aires and with the Comision Nacional de Valores on November 11, 2002: (I) letter dated on November 11, 2002, with the report for period ended September 30, 2002, and (II) letter dated on November 11, 2002 related to the quarterly financial statements for the period ended on September 30, 2002.





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(i) By letter dated November 11, 2002, the Company filed the report for the period ended on September 30, 2002 requested by Section 63 of the Regulations of the Bolsa de Comercio de Buenos Aires. The result of such period reflects earnings in the amount of Ps.14,205,723.

(ii) By letter dated November 11, 2002 the Company handed in the following documents:
o    Quarterly Financial Statements for the period ended September 30, 2002.
o    Supervisory Committee Report
o    Auditor's Report
o    Complementary information
o    Copy of the Board Resolution Minute approving the above mentioned documents
o    Copy of the Supervisory Committee approving the above mentioned documents
o    Financial Statements Art. 33 Ley de Sociedades Comerciales 19.550




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                                   SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.


                                          CRESUD S.A.C.I.F. AND A


                                       By:
                                          --------------------------------------
                                          Name:  Saul Zang
                                          Title: Second Vice Chairman of the
                                                 Board of Directors


Dated: November 11, 2002